

GREAT QUEST METALS LTD.

Second Quarter Report to Shareholders - For the Six Months Ended June 30, 2003
(BC Form 51-901F, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction
Since the writing of the last quarterly report of Great Quest Metals Ltd., there has been a solid increase in exploration activity by the Company. During the fiscal Second Quarter the Company completed exploration programs on both the Bourdala Sud-Ouest and Niaragui concessions in the Bourdala area in western Mali, West Africa. This was followed subsequently by a drill program in the Baroya and Kéniéba concessions. Great Quest is currently completing a second program in the Bourdala area.

During the second quarter and subsequent to it the Company raised $74,890 through the exercise of warrants and options and completed a $157,500 private placement which was arranged by Ian Gordon of Canaccord Capital Corporation.

Bourdala Concession
The spring program was concentrated on the Bourdala Sud-Ouest and the Niaragui concessions. One of the objectives of the program was to trace the zone intersected in the 2002 diamond drill hole 06 with 10 metres of 3.92 g/t, and a further 5 metres of 8.63 g/t gold in the Bourdala Sud-Ouest concession. The zone, which includes 225 metres of orpaillage or pits dug by hand miners for the recovery of gold, was initially traced for 475 metres through gold soil anomalies, along a 20° azimuth. There is evidence that this zone could extend much further.

In the Niaragui area 9 pits were dug to trace a zone of gold-bearing quartz veins with a high grade center. Samples from the bottom of three of the pits assayed 23, 57 and 77 g/t gold. All quartz fragments were removed from the 77 g/t sample before assaying. This zone was traced for 40 m, but there is evidence that it could go considerably further. The program in progress is designed to further trace this zone. In addition, a 10 sq km. area is being soil sampled.

A drill program is planned for later this autumn to further test the above two zones and to follow up 2002 drill results from 3 other zones.

Baroya – Kéniéba Drill Program
A 726 m diamond drill program tested three separate zones in the Baroya and Kéniéba concessions in July 2003. On the Baroya concession, Hole BY-01 intersected 15m of 0.97 g/t gold including 1 m of 4.97 in the Segala Extension zone, Hole BY-2 and intersected 4.0 m of 1.92 g/t gold in the Baroya Nord zone. On the Kéniéba concession, Hole KN-02 intersected 8.1 m of 1.01 and 1.5 m of 3.39 g/t gold in the Zambaye 1 dike. On the basis of the drill results Claude H. Aussant, B Sc of Taiga consultants writes, "The next phase of exploration drilling should consist of 2000 metres of a combination of diamond and reverse circulation drilling on each concession." Prior to drilling he recommends further work.

In September the Company plans to undertake a program of soil sampling and geological mapping over approximately 31 sq km of the Kéniéba concession.

Financial and Corporate
The Company raised $38,600 in the Second Quarter and $36,290 subsequently through the exercise of 126,750 warrants and options at prices ranging from $0.22 to $0.30. Great Quest also completed a private placement of $157,500 at $0.35 a unit for 450,000 units, with each unit consisting of one share and one half of a share purchase warrant. Each warrant entitles the holder to purchase one share at $0.45 for one year. A total of 90,000 broker warrants were granted under the same terms.

The financial statements show an increase in office and rent from $13,948 in the first 6 months in 2002 to $23,163 in 2003. Investor relations increased from nil to $9,270. This reflects an increase in activity and the start of activity in the respective areas.

Investor Relations
James Mathers is currently representing Great Quest in Investor Relations. The Company had a booth at a conference in Vancouver in June and plans to also have a booth at the Cambridge Gold Conference in Calgary on October 5 and 6. All shareholders are welcome. For more information on Great Quest and its activities, please call toll free at 1-877-325-3838 or visit our website at www.greatquest.com

ON BEHALF OF THE BOARD

"Signed"
Willis W. Osborne

GREAT QUEST METALS LTD.

Vancouver, Canada

Financial Statements

(Unaudited – Prepared By Management)

June 30, 2003 and 2002

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: __X__ Schedule A
__X__ Schedules B & C

ISSUER DETAILS:

Name of Issuer	**GREAT QUEST METALS LTD.**
Issuer Address	**Suite 515 - 475 Howe Street, Vancouver, B.C. V6C2B3**
Issuer Telephone Number	**604-689-2882**
Contact Person	**Willis W. Osborne**
Contact Position	**President**
Contact Telephone Number	**604-689-2882**
Contact Email Address	**info@greatquest.com**
Web Site Address	**www.greatquest.com**
For Quarter Ended	**June 30, 2003**
Date of Report (yy/mm/dd)	**03/08/28**

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Willis W. Osborne" **03/08/28**
NAME OF DIRECTOR **DATE SIGNED (YY/MM/DD)**

"Victor J.E. Jones" **03/08/28**
NAME OF DIRECTOR **DATE SIGNED (YY/MM/DD)**

GREAT QUEST METALS LTD.
BALANCE SHEET
JUNE 30, 2003
(With comparative audited figures for December 31, 2002)

	JUNE 30 2003 (unaudited)	DECEMBER 31 2002 (audited)
ASSETS		
Current Assets		
Cash	$ 21,475	$ 16,667
Goods and services tax recoverable	2,261	1,653
Due from related parties (Note 2)	1,607	11,038
Prepaid expenses	132,663	33,981
	158,006	63,339
Property, Plant and Equipment (Note 3)	9,699	12,344
Mineral Properties, including deferred costs (Notes 4)	1,802,272	1,657,747
Deposits	8,399	8,384
	$ 1,978,376	$ 1,741,814
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 28,863	$ 63,129
Due to related parties (Note 5)	44,561	73,844
	73,424	136,973
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	3,899,565	3,504,929
Share subscription advances	-	11,475
Contributed surplus	81,398	81,398
Deficit	(2,076,011)	(1,992,961)
	1,904,952	1,604,841
	$ 1,978,376	$ 1,741,814

Approved on Behalf of the Board:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2003 AND JUNE 30, 2002

	2003	2002 (Note 11)
ADMINISTRATION COSTS:		
Accounting and audit	$ 4,205	$ 3,911
Amortization	125	125
Bank charges and interest	526	392
Consulting	6,892	5,840
Office and rent	23,163	13,948
Investor relations	9,270	-
Legal	1,304	2,007
Management fees	9,000	9,000
Printing, promotion and travel	12,868	14,257
Securities and brokerage fees	15,941	7,039
	83,294	56,519
Interest income	(244)	(190)
Truck rental income	-	(690)
LOSS BEFORE OTHER ITEM	83,050	55,639
OTHER ITEM:		
Loss on write-off of capitalized costs related to abandoned mineral properties	-	18,000
NET LOSS FOR THE PERIOD	83,050	73,639
DEFICIT AT BEGINNING OF PERIOD	1,992,961	1,786,128
SHARE ISSUE COSTS	-	10,000
DEFICIT AT END OF PERIOD	$ 2,076,011	$ 1,869,767
Loss per share	$ (0.007)	$ (0.009)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2003 AND JUNE 30, 2002

	2003	2002 (Note 11)
OPERATING ACTIVITIES:		
Net loss for the period	$ (83,050)	$ (73,639)
Adjustments:		
Amortization	125	125
Loss on write-off of capitalized costs related to abandoned mineral properties	-	18,000
	(82,925)	(55,514)
Change in non-cash working capital items:		
Goods and services tax recoverable	(609)	(1,165)
Due from related parties	10,096	(4,317)
Prepaid expenses	(99,772)	(11,815)
Accounts payable and accrued liabilities	(34,379)	10,032
Due to related parties	(28,760)	3,534
	(236,349)	(59,245)
FINANCING ACTIVITIES:		
Issue of share capital for cash	394,636	144,105
Share subscription advances	(11,475)	(100,990)
Loan received	-	-
	383,161	43,115
INVESTING ACTIVITIES:		
Acquisition costs of mineral properties	-	(24,985)
Deferred exploration and development costs, net of Amortization	(142,004)	(32,728)
	(142,004)	(57,713)
INCREASE (DECREASE) IN CASH	(4,808)	(73,843)
CASH AT BEGINNING OF PERIOD	16,667	80,507
CASH AT END OF PERIOD	$ 21,475	$ 6,664

Supplemental cash flow information (Note 9)

GREAT QUEST METALS LTD.
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE PERIODS ENDED JUNE 30, 2003 AND JUNE 30, 2002

	Mineral Properties							
	Mali Properties	Taseko Properties	Gold Dust Properties	2003 Total	Mali Properties	Taseko Propertie s	Gold Dust Properties	2002 Total
EXPLORATION AND DEVELOPMENT COSTS:								
Amortization	$ 2,520	$ -	$ -	$ 2,520	$ 1,260	$ -	$ -	$ 1,260
Drilling, reclamation and assays	77,844	-	-	77,844	-	-	-	-
Exploration surveys	-	-	-	-	10,732	-	-	10,732
Office, consulting and travel	2,849	-	-	2,849	6	-	-	6,000
Total costs incurred during the period	83,213	-	-	83,213	11,998	-	-	11,998
Balance, beginning of period	497,705	402,880	-	900,585	301,639	402,880	-	704,519
Balance, end of period	$580,918	$ 402,880	$ -	$ 983,798	$313,637	$402,880	$ -	$ 716,517

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2003

1. INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2002 audited financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual December 31, 2002 audited financial statements.

2. DUE FROM RELATED PARTIES

Amounts due from a corporation controlled by a common Director are unsecured, non-interest bearing and have no specific terms of repayment. The amounts represent payments of rent and office expenses made on behalf of the corporation controlled by the common Director. The amounts are normally repaid within one year of payment.

3. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2003			December 31, 2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 32,526	$ 23,285	$ 9,241	$ 11,762
Equipment	2,162	1,704	458	582
	$ 34,688	$ 24,989	$ 9,699	$ 12,344

4. MINERAL PROPERTIES

		JUNE 30,2003			
		Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off Of Capitalized Costs	Total
a.	Mali Properties	$ 606,474	$ 575,798	$ -	$ 1,187,269
b.	Taseko Property	212,000	402,880	-	614,880
c.	Gold Dust Property	-	123	-	123
		$ 818,474	$ 983,798	$ -	$1,802,272

GREAT QUEST METALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2003

	DECEMBER 31, 2002			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 548,114	$ 503,416	$ (8,663)	$ 1,042,876
b. Taseko Property	212,000	402,880	-	614,880
c. Gold Dust Property	18,000	-	(18,000)	-
	$ 778,114	$ 906,296	$ (26,663)	$1,657,747

5. DUE TO RELATED PARTIES

Amounts due to corporations controlled by common Directors are unsecured, non-interest bearing, and have no specific terms of repayment.

6. SHARE CAPITAL

The authorized share capital of the Company consists of 50,000,000 common shares without par value.

The Company has issued common shares of its capital stock as follows:

	June 30, 2003		December 31, 2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of Period	10,519,147	$ 3,504,929	8,076,647	$ 2,963,768
Issued during the year for:				
Cash	1,247,242	348,296	1,761,660	377,951
Share subscription advances	-	-	415,840	103,960
Mineral properties	-	-	100,000	18,000
Debt	165,500	46,340	-	-
Finders fees	-	-	165,000	41,250
Balance, end of Period	11,931,889	$ 3,899,565	10,519,147	$ 3,504,929

Transactions for the Issue of Share Capital
During the Period Ended June 30, 2003:

a. The Company issued 59,250 shares for the exercise of stock options for total consideration of $16,975 as follows: 10,000 shares at a price of $0.22 per share for consideration of $2,200 and 49,250 shares at a price of $0.30 per share for consideration of $14,775.

b. The Company completed a Private Placement consisting of 450,000 units at a price of $0.35 per unit for a total consideration of $157,500. Each unit consists of one (1) share and one-half (1/2) of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.45 per share on or before June 17, 2004.

c. The Company issued 86,500 shares at a price of $0.25 per share for the exercise of warrants for total consideration of $21,625.

7. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

Rent and office services totalling $7,394 (2002 - $1,439) and management and consulting fees totalling $9,000 (2002 - $9,000) were incurred with corporations related to the Company by common Directors.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

8. SEGMENTED INFORMATION

The Company's activities are all in the one (1) industry segment of mineral property acquisition, exploration and development.

	Mali	United States	Canada	Total
June 30, 2003				
Property, Plant and Equipment	$ 9,241	$ -	$ 458	$ 9,699
Mineral properties, including deferred costs	1,187,269	-	615,003	1,802,272
	$1,196,510	$ -	$ 615,461	$ 1,811,971

GREAT QUEST METALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2003

	Mali	United States	Canada	Total
December 31, 2002				
Property, Plant and Equipment	$ 11,762	$ -	$ 582	$ 12,344
Mineral properties, including deferred costs	1,042,867	-	614,880	1,657,747
	$1,054,629	$ -	$ 615,462	$1,670,091

9. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended June 30, 2003 as follows:

	June 30, 2003	December 31, 2002
Non-cash financing investing activities:		
Share capital issued for:		
Debt	$ -	$ -
Mineral properties	-	18,000
Finders fees	-	41,250
	$ -	$ 59,250
Non-cash investing activities:		
Acquisition costs of mineral properties	$ -	$ (18,000)
Deferred exploration and development cost, net of Amortization	2,520	(5,040)
	$ 2,520	$ (23,040)

10. SUBSEQUENT EVENT

The Company issued 45,750 shares for the exercise of stock options for total consideration of $11,990 as follows: 23,750 shares at a price of $0.30 per share for consideration of $7,150; 22,000 shares at a price of $0.22 per share for consideration of $4,840. The Company issued 81,000 shares for the exercise of warrants for total consideration of $24,300 at a price of $0.30 per share.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statements presentation.

Schedule B: Supplementary Information

GREAT QUEST METALS LTD.
JUNE 30, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 7 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company were $7,394 during the period.

Section 3

A. SECURITIES ISSUED DURING THE PERIOD ENDED JUNE 30, 2003:

Karen---pls add securities for the second quarter > apr 1st to june 30th.

Date Of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price Per Share	Total Proceeds	Type Of Consideration	Commission Paid
Apr. 7/03	Common Shares	Exercise of Options	10,000	$0.22	$2,200	Cash	N/A
Apr. 11/03	Common Shares	Exercise of Options	49,250	$0.30	$14,775	Cash	N/A
May 20/03	Common Shares	Exercise of Warrants	51,500	$0.25	$12,875	Cash	N/A
May 27/03	Common Shares	Exercise of Warrants	15,000	$0.25	$3,750	N/A	N/A
May 27/03	Common Shares	Exercise of Warrants	20,000	$0.25	$5,000	Cash	N/A
June 18/03	Common Shares	Private Placement	450,000	$0.35	$157,500	Cash	N/A

GREAT QUEST METALS LTD.
JUNE 30, 2003

B. OPTIONS GRANTED DURING THE PERIOD ENDED JUNE 30, 2003:

No options were granted during the period.

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2003:

Authorized share capital - 50,000,000 common shares without par value

A total of 11,931,889 common shares have been issued for a total of $3,899,565.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JUNE 30, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	194,500	$0.22	July 22, 2004
Options	165,000	$0.35	April 5, 2005
Options	95,500	$0.22	March 28, 2006
Options	180,000	$0.27	September 7, 2006
Options	223,750	$0.30	September 4, 2007
Warrants	228,000	$0.30	December 11, 2003
Warrants	1,006,008	$0.30	September 6, 2003

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2002:

Common shares in escrow - 362,265

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 28, 2003:

Willis W. Osborne	President/Director
Victor J.E. Jones	Director
Mahamadou Keita	Director
Jennifer Nestoruk	Secretary



GREAT QUEST METALS LTD.

CORPORATE INFORMATION

(As at August 28, 2003)

SHARES LISTED

Canadian Venture Exchange: GQ

Authorized: 50,000,000 Issued: 12,096,889

Options: 858,750

Warrants: 1,583,008

Escrow; 362,265
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director

Mr. Mahamadou Keita, Director

Ms. Jennifer Nestoruk, Corporate Secretary

Mr. Willis W. Osborne, President & Director

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & REGISTERED OFFICE

DuMoulin Black
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

Jones Richards & Company, Certified General Accountants
900 – 1200 Burrard Street, Vancouver, British Columbia, Canada V6Z 2C7

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info @greatquest.com

PRINTED IN CANADA